EXHIBIT 99.1

Results of Extraordinary General Meeting

Magal Security Systems Ltd. (the “Company”) advises that an Extraordinary General Meeting of the Company (the “Meeting”) was held on December 16, 2014 at 17 Altalef Street, Industrial Zone, Yehud 5610001, Israel. The following resolution was passed at the Meeting:

(1)	Election of Moshe Tsabari as an external director for a three year term commencing at the date of the Meeting and expiring on December 15, 2017.

Upon his election, Mr. Tsabari became a member of the Company’s Audit Committee and Compensation Committee.

 ABOUT MAGAL S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation, cutting-edge hybrid PSIM with SEIM (Physical Security Information Management system integrated with Security Information & Event Management). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced outdoors CCTV / IVA technology and Cyber Security solutions.